Exhibit 99.2

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Ronald Turner, P. Geo., do hereby certify that:

a)	I am a Senior Resource Geologist at:

Golder Associates S.A.

Magdalena 181, 3rd floor, Las Condes, Santiago, Chile

b)	I am a Member (#302538) and Chartered Professional (CP) in Geology according the Australasian Institute of Mining and Metallurgy (AusIMM).

c)	I am graduate of Universidad de Concepción, Chile, in 1993 with a Bachelor of Science degree in Geology.

I have worked as a professional Geologist for over 24 years since my graduation. My experience has focused on exploration, mine geology and resource estimation of base metals and precious metals deposits.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

d)	I completed a personal inspection of the Coricancha Mine that is the subject of the Technical Report from August 15, 2017, to August 16, 2017.

e)	I am responsible for preparation of Sections Item 1.1, 1.2, 1.3, 1.6, 4.1, 5, 6, 7, 8, 9, 10, 11, 12, and 14 (excluding Item 14.7) included in this Technical Report.

f)	I am independent of the issuer, Great Panther Silver in accordance with the guidelines and requirements presented in Item 1.5 of National Instrument 43-101.

g)	I have not had prior involvement with the property that is the subject of the Technical Report.

h)	I have read National Instrument 43-101, Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in NI43-101, Form 43-101F1, and 43-101CP.

i)	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Magdalena 181, Piso 3, Las Condes, Santiago, Chile, this February 02, 2018.

Signed By
/s/ Ronald Turner, P. Geo.
Ronald Turner, P. Geo.,

I, Ronald Turner, P. Geo.
Print name of Qualified Person